Mail Stop 3561

November 15, 2007

Henry Ender, President
Henya Food Corp.
26 Kendall St.
New Haven, Connecticut 06512

> **Re:** **Henya Food Corp.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed October 22, 2007**
> **File No. 333-142658**

Dear Mr. Ender:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Summary Information, page 1

1. In connection with your statement in the second paragraph that you intend, in the future, to expand your current operations through acquisitions, please state that you do not intend to undertake a reverse merger nor pursue any acquisition which involves a change in control.

2. Notwithstanding your response to comment 4 in our letter of September 18, 2007, it does not appear you have deleted the references to directors or officers and directors under Certain Relationships and Related Transactions on page 18, Statements of Operations (Unaudited) and Note 5. Please revise.

Description of Business, page 11

3. We note your response to comment 5 in our letter of September 18, 2007 where you have clarified you will provide certain services in the future. Please further review your new disclosure to make addition clarifications. For example, in the second paragraph of this discussion you state your company "represents producers to a variety of prospective buyers." Also, in the second paragraph on page 12, you state you "call on retail outlets on a regular basis." Please clarify whether these are actions you are taking now or plan to take in the future when you have

additional clients. Also, notwithstanding your response to comment 6, it does not appear you have removed duplicative disclosure which indicates you are currently providing these services. Please advise or revise.

4. We note your response to comment 10 in our letter of September 18, 2007. However, the last sentence in the fifth paragraph on page 12 beginning "Henry Ender, has been in the food business since 1974…" appears incomplete. Please revise.

Certain Relationships and Related Transactions, page 18

5. Notwithstanding your response to comment 11 in our letter of September 18, 2007, it does not appear you have revised your discussion to clarify that all of the commissions you received have been received from related parties nor have you quantified the amounts that you refer to. Please advise or revise.

Employment Agreements, page 20

6. Notwithstanding your response to comment 12 in our letter of September 18, 2007, it does not appear you have filed the internal memorandum referred to as Exhibit 3.3. Please advise

Signatures

7. Please insert the following sentence after the Power of Attorney and prior to Mr. Ender's signature: "In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated."

***

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Michael Moran Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

Henry Ender
Henya Food Corp.
November 15, 2007
Page 3

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP
        Facsimile No.: (732) 577-1188